UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

DOLBY LABORATORIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-32431	90-0199783
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1275 Market Street

San Francisco, CA 94103-1410

(Address of principal executive offices) (Zip Code)

Lewis Chew, Executive Vice President, Chief Financial Officer

(415) 558-0200

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Dolby Laboratories, Inc. (the “Company”) has filed a Conflict Minerals Report which is attached as Exhibit 1.01 to this Form SD, and this report is also available on the Company’s website at http://www.dolby.com/us/en/about/environmental-commitment-form-sd-cmr.pdf.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01	– 2018 Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DOLBY LABORATORIES, INC.

By:	/s/ Lewis Chew
Lewis Chew
Executive Vice President, Chief Financial Officer

Date: May 30, 2019